CESP Companhia Energética de São Paulo

Data 02 AUG -7 AM 12:14 Ref. CESP

São Paulo, July 29, 2002 CT/FFM/1495/2002

02049127

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Disclosure Policy of CESP – Companhia Enegética de São Paulo, forwarded to the Brazilian Securities Commission – CVM on this date, according to Instruction CVM nº 358/2002.

Very truly yours,

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: ( 0XX11 ) 252 3611

Fax : ( 0XX11 ) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

# CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

## DISCLOSURE POLICY ON RELEVANT INFORMATION AND KEEPING OF SECRECY

### I- DEFINITIONS

**Bolsas de Valores** – Means the Stock Exchange of São Paulo – BOVESPA and any other stock exchange or organized trading market where the Company has securities being negotiated.

**Company** – Means CESP - Companhia Energética de São Paulo.

**CVM** – Means the Brazilian Securities Commission.

**Investor Relations Director** – Means the director of the Company elected to perform the duties foreseen in CVM regulation and appointed to follow-up and check the accomplishment of the Disclosure Policy on Relevant Information and Keeping of Secrecy.

**Relevant Information (Relevant Act or Fact)** – Means any decision taken by the controller, determination of the General Shareholders´ Meeting or of the administrative bodies of the Company or even it may mean any other political, administrative, technical, trading or economic and financial act or fact occurred or related to the business of the Company that may reasonably affect:

**(i) the quotation of the Securities;**
**(ii) the decision of investors to buy, sell or keep the Securities;**
**(iii) the decision of investors to exercise any right related to their ownership of the Security.**

A list of examples of what may be characterized as a Relevant Act of Fact is mentioned in article 2 of Instruction CVM nr. 358/2002.

**Linked Persons** – Means the Company, its direct and indirect controllers, members of the Executive Committee, Board of Directors, Audit Committee and of any other body performing technical or consulting services created by the Corporate Bylaws, or anyone who due to his job or position in the Company, in its controller, in its controlled or allied companies has knowledge of a Relevant Act of Fact and has signed the Acceptance Term.

**Disclosure Policy** – Means the Disclosure Policy on Relevant Information and Keeping of Secrecy prepared under Instruction CVM nr. 358/2002.

**Acceptance Term** – Means the formal instrument signed by the Linked Persons and accepted by the Company, through which the Linked Persons express their knowledge of the rules established by the Disclosure Policy.

**Securities** – Means shares, debentures, subscription bonds, receipts and subscription rights, promissory notes issued by the Company, deposit certificates of such Securities and term certificates and derivatives related to any of these Securities.

## II - OBJECTIVE

1. The purpose of this Disclosure Policy is to establish the rules that shall be followed by the Investor Relations Director and other Linked Persons as to the disclosure of Relevant Information and to the keeping of secrecy of any Relevant Information that has not been divulged yet to the public.

2. Any doubt about the present Disclosure Policy, the applicable regulation issued by CVM and/or the need to divulge or not any information to the public shall be clarified by the Investor Relations Director.

## III – DUTIES AND RESPONSIBILITIES

3. The Investor Relations Director is responsible for:

   (i) the disclosure and communication to CVM and Stock Exchanges, right after his awareness of and approval by the competent bodies, when necessary, of any relevant act of fact occurred or related to the business of the Company that is considered a Relevant Information;

   (ii) the promotion of the broad, immediate and simultaneous spreading of the Relevant Information both to the Stock Exchanges and every market where the Company has Securities traded and to the investors in general.

4. A Relevant Information shall be immediately informed in writing to CVM and Stock Exchanges, detailing the act or fact occurred and mentioning, whenever possible, the values involved and other clarifications.

5. The Relevant Information shall be divulged to the public by means of a notice published in the newspapers normally used by the Company, in a clear and precise way, in plain language. This notice may be summarized, since it mentions the Internet site where the full description of the Relevant Information may be found and shall have the same content of that one sent to CVM and Stock Exchanges.

6. Whenever a Relevant Information is divulged by any mean of communication, including information given to the press, labor unions, investors, analysts or a selected public, in the country or abroad, the Relevant Information shall be simultaneously disclosed to CVM, Stock Exchanges and investors in general.

7. Any Linked Person who has knowledge of acts or facts that may be considered a Relevant Information shall forward an immediate written communication to the Investor Relations Director.

8. Linked Persons who have informed an act or fact supposedly relevant to the Investor Relations Director and who have not received any reply from him as to the dealing of that information, shall immediately and simultaneously communicate the Relevant Act or Fact to CVM and to the members of the Executive Committee.

9. The Relevant Information shall preferably be divulged before the beginning or conclusion of the negotiations carried out in the Stock Exchanges. If the Stock Exchanges are not simultaneously operating, the disclosure shall be made according to the business hours of the Brazilian Stock Exchanges.

## IV – EXCEPTION FOR THE IMMEDIATE DISCLOSURE OF THE RELEVANT INFORMATION

10. The act or fact that is considered a Relevant Information may not be divulged if its disclosure exposes the Company to a significant risk and just after the approval of the controllers or administrators of the Company.

11. The Company may decide to submit to the approval of CVM any matter related to the disclosure of a Relevant Information to the public that may expose the Company to a significant risk.

12. If any Linked Person notices that a Relevant Information not yet disclosed to the public has been known by other people than (i) those who had had a previous knowledge of it; and/or (ii) those who had decided to keep the Relevant Information secret, or realizes that any atypical fluctuation in the Securities quotation, price or quantity occurred, shall immediately communicate the Investor Relations Director who shall immediately communicate the Relevant Information to CVM, Stock Exchanges and the public.

## V – DUTY TO KEEP THE RELEVANT INFORMATION SECRET

13. Linked Persons who due to their job or position have knowledge of a Relevant Information shall keep it secret until it is not divulged to the public and shall also ask his subordinates and/or related employees to keep it secret.

14. Any violation of this Disclosure Policy noticed by the Linked Persons shall be immediately informed to the Investor Relations Director of the Company.

## VI – ACCEPTANCE

15. Every Linked Person defined as direct and indirect controllers, members of the Executive Committee, Board of Directors, Audit Committee and of any other body performing technical or consulting services created by the Corporate Bylaws, and whoever due to his job or position in the Company, controller, controlled or allied companies, has knowledge of a Relevant Act or Fact shall accept the present Disclosure Policy on Relevant Act or Fact by signing the Acceptance Term.

16. The Company shall keep in its head office a list of Linked Persons and their respective positions, stating their job or function, address, Brazilian Taxpayer´s Number and/or Brazilian Tax Roll Number. Such data shall be updated whenever an alteration occurs.

17. The Acceptance Terms signed shall be kept in the head office of the Company over a minimum period of 5 (five) years after the end of the existing link among the undersigned.

## VII – ADEQUACY TO THE LAW NR. 9361 OF JULY 5, 1996

18. As CESP is still included in the State Privatization Program (PED), it is up to the Top Management of PED to divulge every relevant act of fact related to the ongoing privatization of CESP.

## ATTACHMENT TO THE DISCLUSORE POLICY OF RELEVANT INFORMATION AND KEEPING OF SECRECY

## ACCEPTANCE TERM

As a Linked Person, I am aware of and in accordance with the terms and conditions established by this present Disclosure Policy on Relevant Information and Keeping of Secrecy, prepared under Instruction CVM nr. 358/2002 and properly approved by the Board of Directors of the Company.

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